20014043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2019 (MM/DD/YY) AND ENDING 07/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Bedford Street
(No. and Street)

Lexington (City) MA (State) 02420 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Pasts 781-863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayor Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

500 Boylston St (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC Mail Processing
OCT 01 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Pasts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS Securities Corporation, as of July 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matt Past
Signature

President
Title

M. Lee Fields
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth of Massachusetts
County of Middlesex
Matthew Pasts
personally appeared before me, the undersigned Notary Public, and proved to me her/his identity through satisfactory evidence, which were Mass Driver's License
and acknowledged she/he signed the foregoing document(s) voluntarily for its stated purpose on this 30 day of Sept. 2020
M. Lee Fields
R. Lee Fields, Notary Public
My Commission Expires May 25, 2023

R. LEE FIELDS
MY COMMISSION EXPIRES MAY 25 2023
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

BTS SECURITIES CORPORATION

420 Bedford Street, Suite 340 • Lexington, Massachusetts 02420 • 800.343.3040

September 29, 2020

SEC Mail Processing

OCT 01 2020

Washington, DC

Securities and Exchange Commission
Division of Trading and Markets
Mailstop 7010
100 F Street, NE
Washington, DC 20549

RE: BTS Securities Corporation Audited Financial Statements

To Whom It May Concern:

Enclosed please find the Annual Audited Financial Statements for BTS Securities Corporation, CRD # 8328. Our fiscal year ends July 31st.

If you have any questions, please do not hesitate to contact me at 800-343-3040, ext. 312.

Sincerely,

Joshua Breen
Chief Compliance Officer

Enclosures.

Financial Statements and Supplemental Information

BTS Securities Corporation

July 31, 2020

BTS Securities Corporation

Financial Statements and Supplemental Information

Table of Contents

Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation
Lexington, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTS Securities Corporation (the "Company") as of July 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MHM

Supplemental Information

The information contained in the Computation of Net Capital pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2018.
Boston, Massachusetts
September 29, 2020

BTS Securities Corp
Statement of Financial Condition
July 31, 2020

ASSETS	
Current Assets	
Cash	$ 348,350
Commission Receivable	23,711
Total Current Assets	**372,061**
Other Assets	
Marketable Security, at fair value	39,393
Prepaid Expense	16,738
Total Other Assets	**56,131**
Total Assets	**$ 428,192**
LIABILITIES	
Current Liabilities	
Commission Payable	$ 421
Accrued Liabilities	20,000
Total Current Liabilities	**20,421**
Total Liabilities	**20,421**
EQUITY	
Stockholders' Equity	
Common Stock, 50,000 shares authorized	14,435
Additional Paid in Capital	79,920
Retained Earning	313,416
Total Stockholders' Equity	**407,771**
Total Liabilities and Stockholders' Equity	**$ 428,192**

BTS Securities Corp
Statement of Income
Year Ended July 31, 2020

Revenue	
Commission Income	$ 319,446
Dividend Income	570
Signature Guarantee Services	42,900
Unrealized Gain	10,482
Total Revenue	**373,398**
Operating Expenses	
Commission Expense	9,037
Fees & Licenses	19,117
Insurance	15,167
Rent	7,056
Telephone	660
Subscription & Advisory	732
Consulting & Directors	50,000
Accounting & Professional	61,041
Office Expense	869
Education	810
State Tax Expense	1,362
Total Expenses	**165,851**
Net Income	**$207,547**

BTS Securities Corp
Statement of Change in Stockholder's Equity
Year Ended July 31, 2020

	Capital Stock								
	Shares	Common Stock		APIC		Retained Earnings		Total	
Stockholder's Equity at August 1, 2019	100	$	14,435	$	79,920	$	305,869	$	400,224
Net Income			-		-		207,547	$	207,547
Distribution to Shareholders			-		-		(200,000)	$	(200,000)
Stockholder's Equity at July 31, 2020	100	$	14,435	$	79,920	$	313,416	$	407,771

See Accompanying Notes to Financial Statements

BTS Securities Corp
Cash Flow Statement
Year Ended July 31, 2020

Cash Flow from Operating Activities

Net Income from Operations	**$ 207,547**
Sources (Uses) of Cash:	
Prepaid Expenses	2,698
Unrealized gain on Marketable Security	(10,482)
Commission Receivable	(21,382)
Commission Payable	(1,210)
Net cash provided by operating	**177,171**
Financing Activities	
Distribution to shareholders	(200,000)
Net cash used in financing activities	**(200,000)**
Net Decrease in Cash	**(22,829)**
Cash at Beginning of Period	371,179
Cash at End of Period	**$ 348,350**

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (the "Company"), was incorporated as a Massachusetts business in January 1981. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. The Company provides services from its office located in Lexington, Massachusetts.

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

The Company follows Accounting standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which superseded previous revenue recognition guidance, including most Industry-specific guidance. ASU2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Recognition of Revenue (Continued)

Commission income is recognized as revenue during the period in which services are performed. Ninety percent of the trail commissions are recognized as they are earned on a quarterly basis in arrears and the remainder is earned and recognized monthly. Other commission income is earned and recognized monthly. Signature guarantee service income is earned monthly and recognized as services are rendered.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Fair Value Measurements

The company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgement or estimation.

Marketable Security

The Company holds shares of stock for a company traded in an active market. The stock is considered Level 1 within the fair value hierarchy at July 31, 2020.

Management's Review for Subsequent Events

Management had evaluated subsequent events through September 29, 2020 the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $351,640 at July 31, 2020, this exceeded required net capital of $5,000 by $346,640. The ratio of aggregate indebtedness to net capital at July 31, 2020 was 5.81%

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2016.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax positions at July 31, 2020 for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at July 31, 2020.

NOTE 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2020, The Company provided signature guarantee services for the use of a guarantee stamp related to mutual fund certifications to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2020.

NOTE 4- RELATED PARTY TRANSACTIONS (Continued)

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged a monthly fee for the office supplies, telephone, professional fees and rent. During the year ended July 31, 2020, the Company was billed by BTS Asset Management a total of $42,900. There was no amount due to this related party at July 31 2020. In the normal course of business, the Company conducts certain transactions with a related party. BTS Asset Management is a sister company, and affiliated through common ownership.

$300,803 of the revenue is generated from trail commissions from one of the shareholder's customer and family accounts. The shareholder is the client and the broker on these accounts. There were no commissions paid to the shareholder because of his expired license as of February 2018, and he is not renewing his broker license.

For the year ended July 31, 2020, the company paid two of its directors $20,000 each and one of its directors $10,000 for compliance and corporate administration services provided during the year.

NOTE 5 – CONCENTRATION

The Company maintains its cash in two commercial banks. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

The Company had one customer that represented 97% of commissions' receivable as of July 31, 2020. The Company had one customer that represented 94% of commissions' revenue for the year ended July 31, 2020.

NOTE 6 – RISKS AND UNCERTANTIES

On March 11, 2020 the World Health Organization designated COVID 19 as a global pandemic. To date, the Company has not experienced any adverse impact. However, any potential impact of COVID 19 remains highly uncertain and cannot be predicted with confidence.

BTS Securities Corp
Net Capital Computation
July 31, 2020

Total Assets	$ 428,192
Total Liabilities	20,421
Net Worth	**407,771**
Non Allowable Assets	
MARKETABLE SECURITIES	39,393
PREPAID EXPENSE	16,738
Total Non Allowable Assets	**56,131**
Net Capital	**351,640**
NET CAPITAL REQUIRED BASED AGGREGATE INDEBTEDNESS	1,361
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	**$ 346,640**
Percentage Of Aggregate Indebtedness To Net Capital	**5.81%**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5.

Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation
Lexington, Massachusetts

We have reviewed management's statements, included in the accompanying BTS Securities Corporation Exemption Report, in which (1) BTS Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended July 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
September 29, 2020

BTS Securities Corporation

Statement Pursuant to SEC Rule 17a-5

July 31, 2020

BTS Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and
(2) The Company met the exemption provision throughout the most recent fiscal year ended July 31, 2020 without exception.

BTS Securities Corporation

Matthew Pasts
Matthew Pasts (Sep 30, 2020 10:38 EDT)

By: Matthew Pasts
Title: President

September 29, 2020